Exhibit (a)(1)(B)

SUPPLEMENT TO COMPANY REPURCHASE NOTICE
TO HOLDERS OF
3 3/8% CONVERTIBLE SENIOR NOTES DUE 2033

ISSUED BY
APRIA HEALTHCARE GROUP INC.
CUSIP Number: 037933AA6 and 037933AB4

Reference is made to the Indenture, dated as of August 20, 2003 (the “Base Indenture”) as modified by that certain First Supplemental Indenture, dated as of December 14, 2004 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between Apria Healthcare Group Inc., a Delaware corporation (the “Company” or “Apria”), and U.S. Bank National Association, a national banking corporation duly organized and existing under the laws of the United States of America, as trustee and paying agent (the “Paying Agent”), and the 3 3/8% Convertible Senior Notes Due 2033 (the “Securities”) of the Company. Pursuant to Section 3.06 of the Indenture, each holder (the “Holder”) of the Securities has an option to require the Company to purchase, on September 2, 2008, all or a portion of its Securities in accordance with the terms, procedures, and conditions outlined in the Indenture and the Securities. The Company will accept Securities for purchase at any time prior to 5:00 p.m., New York City time, on Friday, August 29, 2008 (the “Expiration Date”). In connection with this purchase, and pursuant to Section 3.06 of the Indenture, on July 24, 2008, the Company provided a written Company Repurchase Notice (the “Original Notice”) to each Holder notifying such Holder of its option to require the Company to purchase all or a portion of its Securities. The Company is delivering this supplement (the “Supplement” and together with the Original Notice, the “Company Notice”) to the Holders to comply with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and to provide additional information to the Holders that was not included in the Original Notice. The information contained in this Supplement should be read together with the information in the Original Notice.

Pursuant to the terms and conditions of the Indenture, that at the option of each Holder, the Securities will be purchased by the Company for $1,016.875 in cash per $1,000 principal amount of the Securities outstanding (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Securities, and the Company Notice and the related offer materials, as amended and supplemented from time to time (the “Put Option”). The Company will purchase the Securities tendered in connection with the Put Option on Tuesday, September 2, 2008 (the “Purchase Date”), and thus, pursuant to Section 3.06 of the Indenture, Holders may surrender their Securities until 5:00 p.m., New York City time, on the Expiration Date. The Purchase Price to be paid on the Purchase Date includes any interest accrued and unpaid through, but excluding the Purchase Date. The Original Notice was sent on July 24, 2008 pursuant to the provisions of Section 3.06 of the Indenture and this Supplement is intended to comply with the rules and regulations of the SEC and provide additional information that may be useful to the Holders. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.

To exercise your option to have the Company purchase the Securities and receive payment of $1,016.875 per $1,000 principal amount at maturity of the Securities outstanding, you must validly deliver, and not validly withdraw, your Securities in accordance with the procedures described herein at or prior to 5:00 p.m., New York City time, on the Expiration Date. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to surrender Securities for purchase in the Put Option expires at 5:00 p.m., New York City time, on the Expiration Date.

The Paying Agent is: U.S. Bank National Association

By Regular, Registered, or Certified Mail: U.S. Bank National Association 60 Livingston Avenue Saint Paul, Minnesota 55107 Attention: Specialized Finance	By Hand: U.S. Bank National Association 60 Livingston Avenue 1st Floor – Bond Drop Window Saint Paul, Minnesota 55107 Attention: Specialized Finance

For Information:	By Facsimile:

Confirmation Number: 800-934-6802	651-495-8158
General Bondholder Inquiry Number: 800-934-6802

Copies of the Company Notice may be obtained from the Paying Agent.

The date of this Supplement is August 4, 2008.

ii

No person has been authorized to give any information or to make any representations other than those contained in the Put Option and, if given or made, such information or representations must not be relied upon as having been authorized. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company, its board of directors or its employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, the Company urges you to read carefully the remainder of this Company Notice because the information in this summary is not complete and this document contains additional important information. The Company has included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my Securities?

Apria Healthcare Group Inc., a Delaware corporation (the “Company”) is offering, at your option, to purchase your validly surrendered 3 3/8% Convertible Senior Notes Due 2033 (the “Securities”). (Page 3)

Why is the Company offering to purchase my Securities?

The right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities on specified dates and pursuant to the Put Option is a term of the Securities and has been a right of Holders from the time the Securities were issued on August 20, 2003. The Company is required to repurchase the Securities of any Holder exercising the Put Option pursuant to the terms of the Securities and the Indenture. (Page 4)

What securities are you offering to purchase?

The Company is offering to purchase all of the Securities surrendered, at the option of the Holder thereof. As of August 1, 2008, there was $250,000,000 aggregate principal amount of the Securities outstanding. The Securities were issued under the Indenture, dated as of August 20, 2003 (the “Base Indenture”) as modified by that certain First Supplemental Indenture, dated as of December 14, 2004 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Company and U.S. Bank National Association, a national banking corporation duly organized and existing under the laws of the United States of America, as trustee and paying agent (the “Paying Agent”). (Page 4)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on Friday, August 29, 2008 (the “Expiration Date”). The Company will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. (Page 4)

How much are you offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Securities, the Company will pay on Tuesday, September 2, 2008, in cash, a purchase price of $1,016.875 per $1,000 principal amount of the Securities outstanding (the “Purchase Price”) with respect to any and all Securities validly surrendered for purchase and not validly withdrawn at or prior to 5:00 p.m., New York City time, on the Expiration Date. (Page 4)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price and implied volatility of the Company’s common stock, and the market for similar securities. Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Put Option. The common stock, $0.001 par value per share (the “Common Stock”), of the Company into which the Securities are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “AHG.” On August 1, 2008, the last reported sale price of the Common Stock on the NYSE was $19.40 per share. (Pages 4-5)

What does the board of directors of the Company think of the Put Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the Put Option. You must make your own decision whether to surrender your Securities for purchase in the Put Option and, if you decide to do so, the amount of Securities to surrender. (Page 4)

What are the conditions to the purchase by the Company of the Securities?

The purchase by the Company of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the satisfaction of the procedural requirements described in this Company Notice. (Page 4)

How do I surrender my Securities?

To surrender your Securities for purchase pursuant to the Put Option, you must deliver the required documents to the Paying Agent no later than 5:00 p.m., New York City time, on the Expiration Date.

Holders that surrender through the Depository Trust Company (“DTC”) need not submit a physical Company Repurchase Election in the form attached as Exhibit A to the Original Notice and enclosed herewith (the “Repurchase Election”) to the Paying Agent if such Holders comply with the transmittal procedures of DTC. (Page 7).

•	A Holder whose Securities are held in certificated form must properly complete and execute the Repurchase Election, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Securities to be surrendered for purchase, on or before 5:00 p.m., New York City time, on the Expiration Date.

•	A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee, if such Holder desires to surrender his or her Securities, and instruct such nominee to surrender the Securities on the Holder’s behalf.

•	Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Expiration Date. (Page 7)

If I surrender my Securities, when will I receive payment for them?

The Company will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option. The Company will promptly, and in no case later than 10:00 a.m., New York City time, on Tuesday, September 2, 2008, forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to the Holders. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 9)

Until what time can I withdraw previously surrendered Securities?

You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Expiration Date. (Page 8)

How do I withdraw previously surrendered Securities?

To validly withdraw previously surrendered Securities, you must deliver a notice of withdrawal to the Paying Agent prior to 5:00 p.m., New York City Time, on the Expiration Date. (Pages 8-9)

Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such Holders comply with the withdrawal procedures of DTC. (Page 9)

Do I need to do anything if I do not wish to surrender my Securities for purchase?

No. If you do not surrender your Securities before the expiration of the Put Option at 5:00 p.m., New York City time, on the Expiration Date, Apria will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 4)

If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities, or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 4)

If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount at maturity of a Security into shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. (Page 4)

If I am a United States resident for United States federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Put Option?

The receipt of cash in exchange for Securities pursuant to the Put Option will be a taxable transaction for United States federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 11-12)

Who is the Paying Agent?

U.S. Bank National Association, the trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Securities for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning the Company.  Apria is offering to purchase the Securities as required by the Indenture. The Securities are convertible into the Common Stock, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

The Company is a national provider of a broad range of quality home health care services through approximately 550 branch locations that serve patients in all 50 states. The Company has three major service lines: home respiratory therapy, home infusion therapy and home medical equipment. The Company serves patients of managed care organizations, Medicare, Medicaid and other payors. The Company maintains its registered and principal executive offices at 26220 Enterprise Court, Lake Forest, California 92630, and the telephone number there is (949) 639-2000.

2. Information Concerning the Securities.  The Securities were issued under the Indenture on August 20, 2003. The Securities mature on September 1, 2033.

2.1. The Company’s Obligation to Purchase the Securities.  Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the option of each Holder, on September 2, 2008.

In connection with this purchase, and pursuant to Section 3.06 of the Indenture, the Company was required to provide written notice to each Holder not less than twenty-five (25) business days prior to such date. The Company delivered the Original Notice at such time. The Company is delivering this Supplement to the Holders to comply with the rules and regulations of the SEC and to provide additional information to the Holders that was not included in the Original Notice. The Company will accept Securities for purchase at any time at or prior to 5:00 p.m., New York City time, on Friday, August 29, 2008 at which time this Put Option will expire. The Company will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws.

The purchase by the Company of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the satisfaction of the procedural requirements described in this Supplement to Company Notice.

2.2. Purchase Price.  Pursuant to the Securities, the Purchase Price to be paid by the Company for the Securities on the Purchase Date is $1,016.875 per $1,000 principal amount of the Securities outstanding. The Purchase Price will be paid in cash with respect to any and all Securities that are validly surrendered for purchase and not validly withdrawn at or prior to 5:00 p.m., New York City time, on the Expiration Date. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. The Company will promptly, and in no case later than 10:00 a.m., New York City time, on Tuesday, September 2, 2008, forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Securities and not validly withdrawn such delivery at or prior to 5:00 p.m., New York City time, on the Expiration Date.

The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Purchase Price may be significantly higher or lower than the market price of the Securities on Tuesday, September 2, 2008, the Purchase Date. Holders of Securities are urged to obtain the best available information as to the potential current market prices of the Securities, to the extent available, and the current market prices of the Common Stock before making a decision whether to surrender their Securities for purchase.

None of the Company, its board of directors or its employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if such Holder decides to do so, the principal amount of Securities to surrender based on such Holder’s assessment of the current market value of the Securities and the Common Stock and other relevant factors.

2.3. Conversion Rights of the Securities.  The Securities are convertible into 28.6852 shares of Common Stock per $1,000 principal amount of the Securities, subject to adjustment under certain circumstances specified in the Indenture. The Paying Agent is currently acting as conversion agent for the Securities.

Holders who do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Any Securities as to which notice has been given may be converted in accordance with the terms of the Indenture and the Securities only if the applicable notice has been validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 below.

2.4. Market for the Securities and the Company’s Common Stock.  There is no established reporting system or trading market for trading in the Securities. However, the Company believes the Securities are currently traded over the counter. The Company believes that there is no practical way to determine the trading history of the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock, and the market for similar securities. Following the consummation of the Put Option, the Company expects that Securities not purchased in the Put Option will continue to be traded over the counter; however, the Company anticipates that the trading market for the Securities will be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, the Company’s purchase of Securities pursuant to the Put Option may reduce the float and may negatively affect the liquidity, market value, and price volatility of the Securities that remain outstanding following the Put Option. The Company cannot assure you that a market will exist for the Securities following the Put Option. The extent of the public market for the Securities following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount at maturity of the Securities at such time, the number of Holders of Securities remaining at that time, and the interest on the part of securities firms in maintaining a market in the Securities. As of August 1, 2008, there was $250,000,000 aggregate principal amount of Securities outstanding.

The Common Stock into which the Securities are convertible is listed on the New York Stock Exchange under the symbol “AHG.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE.

Prices listed below are the high and low prices within any given day for the period, as opposed to the high opening or closing prices during the period.

	High	Low

Year Ended December 31, 2006
First Quarter	$24.76	$21.69
Second Quarter	$22.92	$17.37
Third Quarter	$22.95	$17.38
Fourth Quarter	$27.70	$19.25
Year Ended December 31, 2007
First Quarter	$33.11	$26.36
Second Quarter	$34.36	$27.84
Third Quarter	$31.57	$22.23
Fourth Quarter	$27.93	$20.11
Year Ended December 31, 2008
First Quarter	$24.04	$18.26
Second Quarter	$20.49	$15.31
Third Quarter (through August 1, 2008)	$19.83	$18.60

On August 1, 2008, the last reported sales price of the Common Stock on the NYSE was $19.40 per share. As of August 1, 2008, there were approximately 44 million shares of Common Stock outstanding. The Company urges you to obtain current market information for the Securities, to the extent available, and for the Common Stock before making any decision to surrender your Securities pursuant to the Put Option.

2.5. Redemption.  Beginning September 8, 2010, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the Principal Amount thereof plus accrued and unpaid interest up to but not including the date of redemption.

2.6. Change in Control.  A Holder may require the Company to redeem for cash such Holder’s securities if there is a Fundamental Change (as defined in the Indenture) at a Fundamental Change Purchase Price equal to 100% of the Principal Amount thereof plus accrued and unpaid interest thereon. The closing of the Merger (defined below) described in the section entitled “The Merger Agreement” will constitute a Fundamental Change, requiring the Company to purchase any Securities not purchased pursuant to the Put Option at a purchase price of 100% of the principal amount of the Securities, plus accrued and unpaid interest.

2.7. Ranking.  The Securities are unsecured and unsubordinated obligations of the Company and rank equal in right of payment to all of the Company’s existing and future unsecured and unsubordinated indebtedness.

However, the Securities are effectively subordinated to all existing and future obligations of the Company’s subsidiaries and to the Company’s obligations that are secured to the extent of the security.

2.8. Dividends.  The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock. Under the Merger Agreement (as defined below) described in the section entitled “The Merger Agreement,” the Company has agreed not to pay any dividends on Common Stock before the closing of the Merger.

3. Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase.  Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender the Securities and the Repurchase Election at or prior to 5:00 p.m., New York City time, on the Expiration Date and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount at maturity or an integral multiple thereof. All questions as to the validity, eligibility (including time of receipt) and acceptance of any Security for repurchase shall be determined by the Company, whose determination shall be final and binding absent manifest error. Upon presentation of any Security repurchased in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the Holder thereof, at the expense of the Company, a new Security or Securities, of any authorized denomination, in aggregate principal amount equal to the portion of the Securities presented not repurchased.

If Holders do not validly surrender their Securities at or prior to 5:00 p.m., New York City time, on the Expiration Date, their Securities will remain outstanding subject to the existing terms of the Securities.

3.1. Method and Timing of Delivery.  The method of delivery of the Securities, the related Repurchase Election and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Securities and delivering such Repurchase Election and, except as may be otherwise provided herein, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Repurchase Election was sent out will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Expiration Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date. Holders must deliver the Securities, the related Repurchase Election and all other required documents to the Paying Agent, at any time after the opening of business of the Paying Agent, New York City time, on August 4, 2008 and prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws.

3.2. Repurchase Election.  Pursuant to the Indenture, the Repurchase Election must contain:

•	if certificated, the certificate numbers of the Securities which the Holder will deliver to be repurchased;

•	the portion of the principal amount of the Securities that the Holder will deliver to be repurchased, which portion must be $1,000 or an integral multiple thereof; and

•	a statement that such Securities shall be repurchased as of the Expiration Date pursuant to the terms and conditions specified in the Securities and in the Indenture.

3.3 Delivery of Securities

Securities in Certificated Form.  To receive the Purchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities to be surrendered for purchase and the accompanying Repurchase Election, (together with all necessary endorsements) on or before 5:00 p.m., New York City time, on the Expiration Date.

Securities Held Through a Custodian.  A Holder whose Securities are held by a broker, dealer, commercial bank, trust company, or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Securities in Global Form” at or prior to 5:00 p.m., New York City time, on the Expiration Date.

Securities in Global Form.  A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities at or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system at or prior to 5:00 p.m., New York City time, on the Expiration Date.

In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth below under “— Agreement to be Bound by the Terms of the Put Option.”

The Securities and the Repurchase Election must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE ELECTION TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

3.4 Agreement to be Bound by the Terms of the Put Option.  Holders that surrender through DTC need not submit a physical Repurchase Election to the Paying Agent if such Holders comply with the transmittal procedures of DTC. However, by surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions set forth in the Company Notice;

•	such Holder agrees to all of the terms of the Company Notice;

•	such Holder has received the Company Notice and acknowledges that the Original Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in the Company Notice, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns, and transfers to the Company, all right, title, and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities, and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in the Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign, and transfer the Securities surrendered hereby and that when such Securities are accepted for purchase and payment by the

Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges, and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

•	such Holder understands that all Securities properly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be purchased at the Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities, the Company Notice, and related notice materials, as amended and supplemented from time to time;

•	payment for Securities purchased pursuant to the Company Notice will be made by deposit of the Purchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidence of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

4. Right of Withdrawal.  Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Put Option. Securities withdrawn from the Put Option may be resurrenedered by following the surrender procedures described in this section.

Certificated Securities.  Securities surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to validly withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form attached as Exhibit A to the Original Notice and enclosed herewith containing:

•	the certificate number, if any, of the Security in respect of which such notice of withdrawal is being submitted;

•	the principal amount of the Security with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Security which remains subject to the original Repurchase Election and which has been or will be delivered for repurchase by the Company.

DTC Withdrawal Procedures.  Securities surrendered for purchase may be validly withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In order to validly withdraw Securities, Holders must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the Automated

Tender Offer Program system from the tendering DTC participant before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Securities were tendered and such participant’s account number at DTC to be credited with the withdrawn Securities;

•	contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC PTS system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Securities.   The Company will promptly, and in no case later than 10:00 a.m., New York City time, on Tuesday, September 2, 2008, forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Securities and not validly withdrawn such delivery at or prior to 5:00 p.m., New York City time, on the Expiration Date.

The total amount of funds required by the Company to purchase all of the Securities is $254,218,750.00 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). On June 18, 2008, the Company entered into a $280 million credit facility pursuant to a Credit Agreement with Banc of America Bridge LLC, Barclays Capital PLC and Wachovia Capital Markets, LLC (the “Credit Agreement”). The loans under the credit facility bear interest at a rate of eleven percent (11%) per year with a maturity date of March 1, 2009. In addition, the Company paid usual and customary bank fees in connection with entering into the Credit Agreement. The Credit Agreement includes restrictions on the Company regarding additional indebtedness, business operations, liens, transfers and sales of assets, and transactions with affiliates. The Credit Agreement also contains customary events of default which would permit the lenders to accelerate borrowings under the Credit Agreement if not cured within applicable grace periods, including the failure to make timely payments under the Credit Agreement and the failure to follow certain covenants. The Company will use the proceeds of the new credit facility to fund the purchase of any Securities surrendered and accepted for payment and to pay certain tax liabilities related thereto. The Company does not have an alternative financing plan at this time.

6. Securities Acquired.  Any Securities purchased by the Company pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company.  Except as publicly disclosed prior to the date hereof and as described in the section entitled “The Merger Agreement,” the Company does not currently have any plans that would be material to a Holder’s decision to surrender Securities for purchase in the Put Option, and that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws, or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities.  Except as otherwise disclosed below, to the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

9. Purchases of Securities by the Company and Its Affiliates.  Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Put Option until at least the tenth business day after the Expiration Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, and any such transactions may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Put Option will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company, and general economic and market conditions.

10. The Merger Agreement.  On June 18, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sky Acquisition LLC, a Delaware limited liability company (“Buyer”) and Sky Merger Sub Corporation, a Delaware corporation and wholly-owned subsidiary of Buyer (“Merger Sub”). Buyer is controlled by a private investment fund affiliated with The Blackstone Group (“Blackstone”), which is providing a portion of the funding for the Merger (as defined below).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Buyer. As of the effective time of the Merger, each issued and outstanding share of Common Stock will be cancelled and converted into the right to receive $21.00 in cash, without interest (the “Merger Consideration”). Buyer and Merger Sub have obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which will be sufficient for Buyer to pay the aggregate Merger Consideration and all related fees and expenses. Debt financing commitments of $1.15 billion have been provided by a syndicate comprised of Bank of America, Wachovia Bank and Barclays Capital. Consummation of the Merger is not subject to a financing condition, but is subject to various other conditions, including adoption of the Merger Agreement by the Company’s stockholders, expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which occurred on July 8, 2008 and other customary closing conditions. The parties expect to close the transaction during the second half of 2008.

The Merger Agreement also provides that the Company shall (x) redeem on September 1, 2008 all of the Securities the Holders of which have elected to have the Company so redeem pursuant to the terms of the Indenture using only the proceeds of the Credit Agreement or, solely to the extent such proceeds are not available, pursuant to other indebtedness incurred in lieu thereof, provided that such other indebtedness shall be prepayable by the

Company at any time and shall be on market terms as of the date such other indebtedness is incurred and (y) with the proceeds of the financing from the Buyer, repay and discharge the indebtedness pursuant to the Credit Agreement or the other indebtedness incurred in lieu thereof and the Credit Agreement on the closing of the Merger. The Company is obligated to use its reasonable best efforts to obtain the financing contemplated by the Credit Agreement.

11. Material United States Tax Considerations.  The following discussion describes the material United States federal income tax consequences to a Holder that exercises the Put Option. This discussion applies only to Holders that hold the Securities as capital assets for U.S. federal income tax purposes. This discussion does not describe all of the tax consequences that may be relevant to a Holder in light of its particular circumstances or to Holders to which special rules may apply, such as: Certain financial institutions; insurance companies; dealers and certain traders in securities; persons holding the Securities as part of a straddle, hedge, conversion or other risk reduction transaction; United States Holders, as defined below, whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. All Holders are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Securities.  Under the indenture governing the Securities, the Company and each Holder of the Securities have agreed to treat the Securities as indebtedness for U.S. federal income tax purposes that is governed by the Treasury regulations governing contingent payment debt instruments; the remainder of this discussion assumes that the Securities have been so treated. In addition, under the Indenture, each Holder was deemed to have accrued interest with respect to the Securities as original issue discount for United States federal income tax purposes according to the “noncontingent bond method,” set forth in Treasury Regulation Section 1.1275-4(b) of the contingent payment debt instrument regulations using a comparable yield compounded semiannually and a projected payment schedule determined by the Company.

Tax Consequences of the Exercise of the Put Option to United States Holders.  As used herein, the term United States Holder means a beneficial owner of the Securities that is for U.S. federal income tax purposes: (a) a citizen or resident of the United States, as determined for United States Federal income tax purposes; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

Generally, upon the exercise of the Put Option, a United States Holder will generally recognize gain or loss equal to the difference between the cash received in exchange for the Securities and the United States Holder’s adjusted tax basis in the Securities. A United States Holder’s adjusted tax basis in Securities will generally be equal to the United States Holder’s purchase price for the Securities, increased by any interest income previously accrued by the United States Holder, determined without regard to any positive or negative adjustments to interest accruals that arise because projected payments differ from actual amounts paid, and decreased by the amount of any projected payments on the Securities for previous accrual periods, without regard to the actual amount paid. In the case of a United States Holder who has purchased the Securities in the secondary market for an amount that differs from the adjusted issue price of the Securities at the time of purchase, the adjusted tax basis must also be increased or decreased by the amount of any positive or negative adjustment, respectively, that the United States Holder is required to make as a result of the purchase at such price. A United States Holder generally will treat any gain as ordinary interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss (which arise as a result of actual payments with respect to the Securities that, in the aggregate, are less than the amount of projected payments), and will treat the balance as capital loss. There are limitations on the deductibility of capital losses.

Tax Consequences of the Exercise of the Put Option to Non United States Holders.   Subject to the discussion of backup withholding below, a non-United States Holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of payments received upon the exercise of the Put Option provided that:

•	The Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote and is not a controlled foreign corporation, as defined in the Code, related, directly or indirectly, to the Company through stock ownership and is not a bank receiving certain types of interest.

•	The certification requirement described below has been fulfilled with respect to the Non-United States Holder.

•	Such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

•	The Company is not, and has not been within the shorter of the five-year period preceding the sale or the period the Non-United States Holder held the Securities, a U.S. real property holding corporation, as defined in the Code. The Company believes that it is not and has not been a U.S. real property holding corporation for U.S. federal income tax purposes.

•	In the case of gain realized by an individual Non-United States Holder on the sale of the Securities, the Non-United States Holder is not present in the United States for at least 183 days or more during the taxable year of the disposition or certain other requirements are not met.

The certification requirement referred to above will be fulfilled if the beneficial owner of the Securities certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

If a Non-United States Holder of the Securities is engaged in a trade or business in the United States, and if payments received upon the exercise of the Put Option are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “— Tax Consequences of the Exercise of the Put Option to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the sale of the Securities pursuant to the Put Option, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Backup Withholding and Information Reporting.  Information returns may be filed with the IRS in connection with payments on the Securities, including proceeds from the disposition of the Securities pursuant to the Put Option. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on some of the payments on the Securities, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

12. Additional Information.  The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 9, 2008;

•	All other reports filed pursuant to Sections 13, 14, or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above; and

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14, and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Expiration Date.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

13. No Solicitations.  The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

14. Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.

15. Conflicts.  In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

None of the Company, its board of directors or its employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if such Holder decides to do so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.

Directors

Vicente Anido, Jr.
Terry P. Bayer
I. T. Corley
David L. Goldsmith, Chairman
Lawrence M. Higby
Richard H. Koppes
Philip R. Lochner, Jr.
Norman C. Payson, M.D.
Mahvash Yazdi

Executive Officers

Lawrence M. Higby, Chief Executive Officer
Lawrence A. Mastrovich, President and Chief Operating Officer
Chris A. Karkenny, Executive Vice President and Chief Financial Officer
William E. Monast, Executive Vice President-Sales
Daniel E. Greenleaf, President-Coram Specialty Infusion Services Division

The business address of each person set forth above is c/o Apria Healthcare Group Inc., at 26220 Enterprise Court, Lake Forest, California 92630. The telephone number there is (949) 639-2000.

A-1